UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 2, 2005.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-129962 AND 333-130040), AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-11368, 333-11414, 333-13038, 333-13664, 333-13668, 333-14254, 333-14252, 333-81564, 333-92220 AND 333-108833) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on December 2, 2005.

Amsterdam • 2 December 2005

Mexican Appellate Court reverses previous decision in case against ING Comercial América

The Mexican Court of Appeal has reversed a previous ruling by a lower local court in Mexico City against ING Comercial América, part of ING Group’s operations in Mexico.

The appellate court has ruled that ING Comercial América should pay the insurance claims based on the actual damages suffered by the insured and covered under the catastrophic insurance policy. The court found that Fertinal incurred covered damages of about USD 94 million.

The initial ruling would have required ING Comercial América to pay Grupo Fertinal S.A., and certain affiliates, the insurance policy limits of USD 300 million. This amount would have greatly exceeded the actual damages to Fertinal’s insured properties by hurricane Juliette.

ING Comercial América has been involved in litigation of commercial claims made by the Mexican company Grupo Fertinal S.A. The dispute involves a determination of what amounts are due for certain hurricane-related damages sustained by a Fertinal company in 2001 under an insurance policy issued by ING Comercial América.

ING Comercial América is examining the decision and considering its options. ING Comercial América expects that after the final outcome of all judicial proceedings, the risk in the policy will be adequately covered by provisions taken, as well as reinsurance coverage.

Press enquiries: ING Group , Dailah Nihot, +31 20 541 6516, dailah.nihot@ing.com ING Americas, Dana Ripley, +1 770 980 4865, dana.ripley@us.ing.com

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: December 2, 2005